Exhibit 99.1

DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Jonathan Klein jonathan.klein@dlapiper.com T 212.335.4902 F 212.884.8502

August 31, 2012

O‘Melveny & Myers

31st Floor, AIA Central

1 Connaught Road,

Central, Hong Kong, S.A.R.

Re:	August 21, 2012 and August 30, 2012 letters from CPI Ballpark Investments Ltd and others

Dear Mr. Amini and Ms. Sheng:

The board of directors (the “Board”) of China Hydroelectric Corporation (the “Company”) has asked us to review a letter from a group consisting of CPI Ballpark Investments Ltd (“CPI”), Swiss Re Financial Products Corporation, China Environment Fund III LP, Aqua Resources Asia Holdings Limited, Abrax and IWU International Ltd (the “CPI Group” or the “Group”) dated August 21, 2012 requesting that the Company hold an extraordinary general meeting on September 28, 2012. The letter asks for a response by the close of business on August 31, 2012. Rather than wait for the Company to respond by August 31, the Group sent a supplemental letter dated August 30, 2012. The Group’s August 30 letter purports to call (as contrasted with the request in the August 21 letter that the Company call) an extraordinary general meeting, also to be held on September 28, 2012.

Our preliminary review indicates the letters have a number of deficiencies and contradictions and do not require any action by the Board or the Company. For example, the August 21 letter represents that the CPI Group “collectively hold over 40% of the currently outstanding equity of the Company.” The Company’s Register of Members, however, shows that on August 21, the Group actually held less than 24% of the Company’s ordinary shares, well below the one-third threshold required for a request for an extraordinary general meeting under the Company’s organizational documents. Both of the Group’s letters attempt to establish a record date for the extraordinary general meeting. The August 21 letter asks for an August 21 record date. The August 30 letter purports to actually set August 29 as the record for the meeting. The Group’s efforts are unfortunate and, if they persist, will be highly misleading and a great disservice to the Company and its shareholders. As CPI and the other members of the Group must know, the Company’s organizational documents place the establishment of record date squarely within the purview of the Board and it is up to the Board as to when a record date shall be set. Moreover, as the CPI Group also must know, an August 29th record date (like the Group’s previously requested August 21 date) would cause the Company to violate the advanced notice requirement under Section 204.21 of the Listed Company Manual of the New York Stock Exchange (the “NYSE”) and not be acceptable by the NYSE. We also have concerns about the propriety of the Group’s solicitation activities and statements under federal securities laws.

O‘Melveny & Myers
August 31, 2012

Page Two

Rather than dwell on deficiencies and improprieties in the Group’s letters, the Company is quite willing to have a meeting and have the Group properly submit its proposals to and voted upon by the Company’s shareholders. The Board intends to call an annual general meeting (which can also serve as an extraordinary general meeting) in the near term and in any event no later than October 31, 2012. The record date for the meeting will be set in accordance with the requirements of the Company’s organizational documents. The Board action will assure proper notice to all of the Company’s shareholders. The Board action also will assure proper notice to the NYSE and compliance with NYSE rules

We have to note that CPI and the other members of the Group have used their letters to make certain allegations and criticisms of management and the Board, all of which the Board and management believe are unfounded, not based on accurate facts or knowledge of the Company and its business and irresponsible. The Board intends to address these spurious allegations in detail in the near future.

Finally, we have been advised that a proxy solicitation firm retained by the Group has been in contact with the depository for the Company’s American Depository Shares program, Bank of New York Mellon (“BNY”), and has advised BNY that the Group is planning to mail solicitation materials and proxies to shareholders. In light of, among other things, the fact that no record date has been set and no corresponding meeting appropriately scheduled, any distribution of materials to members representing contrary facts would be irresponsible, highly misleading and disruptive.

We are addressing this letter to you because the Group introduced you as their counsel. Should you have any questions regarding the foregoing, please contact Jonathan Klein (212-335-4902) or Ted Altman (212-335-4560).

Very truly yours,

DLA Piper LLP (US)

/s/ Jonathan Klein

Jonathan Klein